Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vestaboard, Inc.
1777 Yosemite Avenue
San Francisco, CA 94124
http://www.vestaboard.com

Up to $999,997.80 in Series Seed 2 - C Preferred Stock at $1.70
Minimum Target Amount: $9,999.82

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vestaboard, Inc.
Address: 1777 Yosemite Avenue, San Francisco, CA 94124
State of Incorporation: DE
Date Incorporated: August 05, 2015

Terms:

Equity

Offering Minimum: $9,999.82 | 5,882 shares of Series Seed 2 - C Preferred Stock
Offering Maximum: $999,997.80 | 588,234 shares of Series Seed 2 - C Preferred Stock
Type of Security Offered: Series Seed 2 - C Preferred Stock
Purchase Price of Security Offered: $1.70
Minimum Investment Amount (per investor): $498.10

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Forward Looking Information in this Campaign

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S

ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>Investment Incentives</u>

Invest $500 - receive recognition for you and / or your family members by name on the Founder's Vestaboard maintained by Vestaboard at its offices and celebrating Vestaboard owners and customers. Choose your name, a dedication to a loved one or family member, your favorite quote / message, a moment in history to honor, or whatever you can dream of.

Invest $2,000 -receive founding customer benefits if you also become a Vestaboard customer:

*Recognition on Founders' Vestaboard described above.

*15% off future spend with Vestaboard: Whether it's your first purchase, shipping, white-glove installation, the purchase of additional Vestaboards, or any new products we introduce in the future (including individual "Bits"), you will receive a 15% Founding Customer discount whether you're buying for yourself, a friend or for your own business.

*First look at everything: We plan to make our Founding Customers aware of our special events, programs and products first, including an exclusive customer referral program that will generate further benefits.

*All perks occur when the offering is completed and only if the Investor becomes a paid customer. You are not a paid customer by participating in the offering - you must make an offer to purchase a Vestaboard on the Company's website.

Invest $10,000 or more and we will direct one Vestaboard unit to your favorite non-profit through our 1 in 100 Program.

Vestaboard has committed to delivering 1 out of every 100 units to non-profits. If you invest $10,000 or more, you will be able to direct one of these Vestaboard units to the non-profit of your choice. You will also get recognition on Founders' Vestaboard described above. And, if you become a customer, you will also receive the Founding Customer benefits.

*All incentives will be completed after the offering.

The Company and its Business

Company Overview

Vestaboard, Inc. is the maker of Vestaboard, a modern smart messaging display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. Since previewing Vestaboard at the Consumer Electronics Show in January 2018, and as of October 31, 2020, the company has amassed reservations for Vestaboard totaling $5.3 million for which it has received $4 million in cash deposits. Vestaboard shipped its first units to customers in August 2020 and has now entered production with expectations to build and ship 3,000 units between now and May 2021.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue.

Competitors and Industry

The global smart display and smart signage market is expected to grow from USD 861 million in 2018 to USD 6,665 million by 2025, at a CAGR of 34.0%. Vestaboard's unique split-flap display for its flagship product distinguishes Vestaboard from digital display technologies such as LCD, LED and OLED, which dominate the market. Both the smart display and smart signage markets are competitive. Vestaboard will compete with large and established companies including Amazon, Samsung and Google for smart displays inside the home, and with large and established companies including LG, HP and NEC for smart signage in a wide range of workplaces, including hospitality, workplaces and retail. In addition, there are many new entrants to both markets.

Current Stage and Roadmap

<u>Prior history</u>

From 2015 through 2019 the Company was in research & development. In considering how to build Vestaboard the Company evaluated a wide range of mediums for smart displays including eInk and LED. Vestaboard spent a significant portion of its time creating and designing the character unit of Vestaboard, a core component of Vestaboard. Vestaboard is comprised of 64 character units which it calls "Bits", a motor, housing, and electronics. The Company made and tested several iterations of the product before settling on a final design that could be manufactured at a reasonable cost.

<u>Current Development Stage</u>

Vestaboard's flagship product is now at the production stage, which means we have working versions of our final product that have been made by our partner factory using tooled parts and sourced components. We believe we have established a supply chain with our partner factory that is capable of producing thousands of units in our first year of production.

<u>Future Roadmap</u>

The Company shipped its first units to its earliest backers in August 2020 and began production in November 2020. We expect to ship approximately 183 additional units in 2020, representing $440 thousand in recognizable revenue in 2020 including product, shipping, and other services revenue such as installation and warranty. The Company estimates its ongoing gross margin for its base product to be between 35% and 40%, based on its forecasted selling price in 2021 and current expected costs of goods sold. For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower than that estimate due to incentives in place prior to 2020 to encourage early reservations in 2018 and 2019. We are assuming this recognizable revenue for 2020 based on our reservations received to date. For a discussion on forward-looking information, please refer to our risk section included in this Offering.

Our plan is as follows:

1. Grow demand for Vestaboard's flagship product in 2020 and beyond

2. Build recurring revenue by introducing paid features of our mobile and cloud software to our customers

3. Introduce new displays that leverage our mobile and cloud software

The Team

Officers and Directors

Name: Dorrian Porter

Dorrian Porter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and President
  Dates of Service: August 05, 2015 - Present
  Responsibilities: Overall leadership and running of the business. Currently, Mr. Porter receives no salary or equity compensation for his role as CEO. Upon completion of this offering, the Company will determine a compensation plan for Mr. Porter. In 2020, the Company advanced funds to Mr. Porter as a loan. Please refer to the Related Party Section of this Offering Memo for further details. Mr. Porter commits a full-time schedule to Vestaboard.

Other business experience in the past three years:

- **Employer:** Northern Imagination LLC
  Title: President
  Dates of Service: January 25, 2013 - Present
  Responsibilities: Northern Imagination LLC and Dorrian is the sole member.

Dorrian has transitioned his time to focus almost exclusively on Vestaboard.

Other business experience in the past three years:

- **Employer:** Museum of Craft and Design
  Title: Board Member
  Dates of Service: July 01, 2015 - Present
  Responsibilities: Joined the board of Museum of Craft and Design in July 2015 and served as Chair of the Board from October 2016 to November 2019. Our members, supporters and visitors value designers, makers, and artists who are risk takers and seek to inspire the world.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in equity, debt, or preferred stock financings in the

future, which may reduce the value of your investment in the Preferred or Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred or Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We have only manufactured small runs of Vestaboard. Delays or cost overruns in the development of Vestaboard and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our current flagship product and any new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Vestaboard was formed on August 5, 2015 and its only product has been in research & development since that time. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new

enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vestaboard has incurred a net loss and has had virtually no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history

The Company has a short history, de minimis customers actually using the product today, and effectively no revenue until Vestaboard begins shipping. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price Vestaboard right and sell Vestaboard to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's has a design patent, pending patents, a trademark, various copyrights, Internet domain names, and trade secrets. Due to the intellectual property, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), Occupational Safety and Health Administration (OSHA) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business.

Covid-19

COVID-19 The coronavirus pandemic is adversely affecting, and is expected to continue to adversely affect, our operations, supply chains and distribution systems, and we have experienced and expect to continue to experience unpredictable reductions in demand. Our customers have experienced delays in receiving our product. There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating results cannot be reasonably estimated at this time.

Future financings

The Company may never consummate a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

No comparable product

Vestaboard is a new product for which there are few comparables to assess its potential as a business. The Company may not reach its sales targets at all or distribute its product at a scale necessary to reach or support profitability or growth. On the consumer side, there is no known market that easily maps to Vestaboard's value proposition. On the enterprise side, Vestaboard will be competing in a large signage market but against very large and established companies like Samsung, NEC and LG. New or existing competition could enter the market that produces a similar product at higher quality or better price, or both. Customers who pre-order the product may find that the product does not meet its anticipated use. We cannot accurately forecast how customer satisfaction might affect our ability to sell the product in the future.

Design and supply chain

The Company has not yet shipped its product. The product has not been through a mass manufacturing run of its product and the product is untested in real-life environments. The Company may not be able to adequately manufacture its product such that it can purchase the parts, components and supplies necessary for the manufacturing of its product at the costs it forecasts or the quality required. The Company could fail to meet its forecasted gross margins or generate a level of gross profit sufficient to cover its R&D or operating expenses.

Post-shipping support

The Company's forecasts for the support required for the product after a sale or the product's expected functional lifetime may not be accurate and may prove costly to the Company, significantly hampering the Company's ability to be profitable and could threaten the Company's viability.

Third-party manufacturing

The Company is dependent on a third-party contract assembly factory to build and assemble its product and this partner, and virtually of its suppliers, is overseas subject to different laws and customs. Uncertainty around tariffs, currency and international trade may affect the cost of the bill of materials. It's possible suppliers may not deliver as contracted or expected or fail to meet our expected quality and we may have little practical enforcement rights, particularly in a foreign country. The failure of our partners could materially adversely affect the Company.

Voting Rights Limitations

In cases where the Investor holds no voting rights, the holders of a majority-in interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

Dilution

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Risk of refunds of deposits

In the majority of cases customers have placed cash deposits for Vestaboard and the Company has used those deposits to make progress on the R&D for the product. In doing so the Company has created a significant unearned revenue liability if it fails to deliver the product or receive requests for a refund of the deposit. Customers who have placed a deposit have no legal obligation to pay the balance of their cost of a Vestaboard, and Vestaboard has offered a right to a refund of the deposit to all customers. Delays or other reasons could affect customer's desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds.

Tariffs and tradewars

Changes in U.S. trade policy has triggered actions affecting doing business in China, where we manufacture Vestaboard with a third party contract manufacturer, resulting in increased costs for goods imported into the U.S.. These tariffs and trade wars may reduce customer demand for Vestaboard and could cause existing customers to reconsider their order not just in the U.S. but around the globe and in other countries where we have sold Vestaboad, including but not limited to Australia, Canada, United Kingdom, Germany and many western European countries.

Management team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish our business.

Our partner factory is located in China.

Our Vestaboards are manufactured by a partner factory in China. As a result of the COVID-19 pandemic, China has implemented significant governmental measures to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result, our partner factory may not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. If our partner factory's manufacturing operations are curtailed, we may need to seek alternative manufacturing sources, which may be more expensive, cause delays or not available at all.

We have an agreement that may be difficult or impossible to enforce with a partner factory overseas

We have an agreement with our partner factory overseas in China and have completed initial phases of production with them, but our agreement may be difficult to enforce. We have issued a purchase order for the production of 3,000 units. However if our partner factory refuses production of the Vestaboard or faces challenges in production, there could be significant delays in the production of Vestaboard. Our agreement may not adequately secure their commitment to produce according to our schedule or specifications, or they may fail to do so. If any of these events were to occur we may have to seek alternative manufacturing options, which may be more expensive, or not available at all. In addition, while our agreement is with a Hong Kong based company, the operations of the partner factory are in Mainland China and our agreement could be difficult or impossible to enforce.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dorrian Porter	5,000,000	Common Stock	59.0

The Company's Securities

The Company has authorized Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1 - C Preferred Stock, Series Seed 2 - C Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 588,234 of Series Seed 2 - C Preferred Stock.

Series Seed 1-A Preferred Stock

The amount of security authorized is 786,480 with a total of 786,480 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Voting Rights.

(a) The holders of record of the shares of Series Seed 1 Preferred Stock, exclusively and as a separate series, shall be entitled to elect one director of the Corporation, the holders of record of the shares of Common Stock and Series Seed 1 Preferred Stock, voting together as a single class, shall be entitled to elect one director of the Corporation and the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed 1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Seed 1 Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed 1 Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and the Series Seed 1-C Preferred Stock shall vote together as a single class of Series Seed 1 Preferred Stock on all matters. Each holder of Series Seed 1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 1-A Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $.72 per share for the Series Seed 1-A Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $.72 per share for the Series Seed 1-A Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 1-B Preferred Stock

The amount of security authorized is 413,439 with a total of 413,439 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.17 per share for the Series Seed 1-B Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.17 per share for the Series Seed 1-B Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.17 per share for the Series Seed 1-B Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 1 - C Preferred Stock

The amount of security authorized is 2,352,941 with a total of 1,697,042 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 1-C Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 1-C Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 1-C Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 2 - C Preferred Stock

The amount of security authorized is 588,235 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 2 - C Preferred Stock.

Material Rights

Voting Rights for Series Seed 2 Preferred Stock

The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 2-C Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 2-C Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 2-C Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Common Stock

The amount of security authorized is 10,642,066 with a total of 5,525,000 outstanding.

Voting Rights

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Rights Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

Redemption The Common Stock is not mandatorily redeemable.

Protective Provision The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

What it means to be a minority holder

As a minority holder of shares of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $483,731.05
  Use of proceeds: Research and development, sales and marketing and administration
  Date: December 23, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Captial
  Date: May 01, 2018

Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000
  Use of proceeds: Working Capital
  Date: July 01, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50.00
  Number of Securities Sold: 50,000
  Use of proceeds: Working Captial
  Date: July 01, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 08, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000
  Use of proceeds: Working Captial
  Date: July 18, 2018
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Captial
  Date: March 07, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000

Use of proceeds: Working Capital
Date: March 19, 2019
Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: April 19, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: April 22, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working capital
  Date: September 10, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Captial
  Date: September 10, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: Working Capital
  Date: July 18, 2019
  Offering exemption relied upon: 25102(f)

- **Type of security sold:** SAFE
  Final amount sold: $566,268.95

Use of proceeds: Research & development
Date: September 15, 2016
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: working capital
  Date: September 10, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25.00
  Number of Securities Sold: 25,000
  Use of proceeds: working capital
  Date: September 10, 2019
  Offering exemption relied upon: 25102(f)

- **Name:** Series 1-A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $566,268.95
  Number of Securities Sold: 786,480
  Use of proceeds: Research and development, sales and marketing and administration
  Date: August 26, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Series 1-B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $483,731.05
  Number of Securities Sold: 413,439
  Use of proceeds: Research and development, sales and marketing and administration
  Date: August 26, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Series 1-C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,885,000.00
  Number of Securities Sold: 1,697,042
  Use of proceeds: Research and development, sales and marketing and administration
  Date: August 26, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has been in research & development since 2015. In January 2018, the Company previewed the concept for Vestaboard at the Consumer Electronics Show in Las Vegas and began accepting offers for orders of the product.

As of October 31, 2020 the Company has received offers to order Vestaboard totaling approximately $5.3 million, and for which it has received deposits totaling approximately $4.0 million. The difference of $1.3 million represents balances to be collected from customers prior to delivery of the product.

<u>Revenue</u>

Revenue for fiscal year 2018 was $27,010 and revenue for fiscal year 2019 was $4,950. As of October 31, 2020 the Company has received offers to order Vestaboard totaling approximately $5.3 million, and for which it has received deposits totaling $4.0 million. The difference of $1.3 million represents balances to be collected from customers prior to delivery of the product.

For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower than that estimate due to incentives in place prior to 2020 to encourage early reservations in 2018 and 2019. The Company made its first delivery of units in August 2020 and began mass production In November 2020. The Company expects to deliver 183 units of Vestaboard in 2020, in which case the Company expects to recognize $440 thousand in revenue including revenue related to the product, shipping and services.

<u>Cost of sales</u>

Cost of sales in 2018 was $5,576 and cost of sales in 2019 was $2,018. Again, the company did not begin taking orders of the product until 2018 however it was not shipping at this time.

<u>Gross margins</u>

For fiscal years 2018 and 2019, the company operated at a loss as it was in the research and development phase. The Company's estimates its ongoing forecasted gross margin for its base product based to be between 35% and 40%, based on its average reservation price in 2020 and current expected costs of goods sold.

<u>Expenses</u>

For 2018 and 2019 approximately 46% and 52% of the Company's operating expenses were R&D related to the design and manufacturing of Vestaboard.

Historical results and cash flows:

Since the Company has not shipped its first and only product in the first six months of 2020 or in any prior years and shipped only a limited number of units in the third quarter of 2020, the Company expects 2021 to be the first year of significant revenue.

For 2020 the Company expects to recognize $440 thousand in revenue including revenue related to the product, shipping and services.

As of December 10th, we have collected approximately $4.7 million in cash for unit sales (excluding shipping and taxes), and have $1.2 million to collect in balances outstanding (excluding shipping and taxes). We don't consider an order confirmed until we confirm a ship to address, and collect shipping and taxes, a process we have recently started, and we do not take steps to do until less than 90 days prior to a person's scheduled receipt date. As of December 10, 2020 we have 704 confirmed orders. We cannot recognize revenue on our product until we ship units to customers.

In connection with the closing of our Series Seed financing of $3.8 million between August and October 2020, $1.05 million converted from SAFE financings for which funds were raised and used in prior years. Of the $2.9 million raised in recent funds, over $2 million has been paid to our partner factory in connection with our obligation to produce and deliver the product to customers who have placed deposits. Funds from this offering will also be used for our partner factory in addition to sales and marketing.

As of October 31, we had an unearned revenue liability of $4,092,187.01. This amount excludes orders since October 31 and the approximately $1.2 million in cash we have to collect in balances outstanding.

The Company's estimates its forecasted gross margin for its product based on its reservation price in 2020 and current expected costs of goods sold as between 35% and 40%. For forecasted recognized revenue in 2020, the Company expects its gross margin to be lower due to incentives in place prior to 2020 to encourage early reservations.

From inception in 2015 until 2019 the Company primarily focused on the research and development of Vestaboard, and preparing for manufacturing. Since it could not ship its product it could not recognize revenue, except for small amounts of revenue related to prototypes.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31, 2020:

The Company's cash on hand was $1,214,728.91.

The Company's access to Clearbanc's prepaid credit card was $2,574.58 and $118,257.99 was payable to Clearbanc, which would be payable from future cash receipts.

Some individuals and businesses who have made reservations for Vestaboard have an outstanding amount which remains collectible by Vestaboard prior to shipment of the product. The outstanding balance payments outstanding from all prospective customers was approximately $1.3 million.

The Company has an American Express account (unlimited) and Bank of America Mastercard ($37,000) accounts. The outstanding amount of the American Express was $39,584.56 and the outstanding amount of the Bank of America Mastercard was $8,550.15.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are important to the success of our overall fundraising and operating plan in 2020. While we closed a $2,885,000 preferred stock financing between August and October 2020 our ability to meet our desired production and delivery schedule will be based on the success of this campaign. If we fail to raise the maximum capital from this campaign we may need to fund our operating needs from other sources including other sources of capital or stronger than forecasted or expected sales, which may be difficult. If we only meet the minimum raised, fail to meet our sales goals or fail to raise funds elsewhere our viability may be put into serious doubt.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary to proceed with our operating plan in order to proceed with production on our desired timetable. We expect to complement these campaign funds with other sources of investment and with additional sales of our product. However if this campaign is not successful, or if our other sources of investment or new sales fail to materialize, then our ability to proceed with production and delivery of our product to customers in a timely manner could put the Company's viability into serious question.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum and no other funds the Company's ability to meet its desired timeline for production could be affected and the Company could have difficulty operating without meeting its sales targets or obtaining other sources of capital. Please refer to our risk factors disclosed in this offering memorandum.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company believes it can reach cash flow break even in 2021 if the maximum funding goal is reached, but this belief also depends on the Company's sales forecasts and other parts of its operations such as the success of our production and delivery efforts to customers. Additional capital may be required if the sales forecasts do not materialize or if the Company experiences difficulties during production, shipping or once the product reaches customers. Please refer to our risk factors disclosed in this offering memorandum

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is raising capital simultaneous to this offering which will supplement the amount raised. The Company closed a $2,885,000 preferred stock financing betwee August and November 2020. In addition, the Company is making an offering to accredited investors only of a different series of preferred stock with terms as follows:

*the same price per share offered to investors in this offering (which means that any amounts raised in the simultaneous offering will dilute the ownership of participants in this offering)

* voting rights and other provisions outlined in the Company's Amended and Restated Certificate attached as Exhibit F.

Indebtedness

- **Creditor:** American Express

Amount Owed: $67,783.53
Interest Rate: 22.24%
Maturity Date: December 11, 2020
The balance is due in full by the 11th of the following month. The current amount of $67,783.53 is due by December 11, 2020.

- Creditor: Bank of America Mastercard
  Amount Owed: $17,330.72
  Interest Rate: 9.99%
  Maturity Date: December 03, 2020
  A minimum amount of $216.04 is due by December 3, 2020.

- Creditor: First Republic Bank
  Amount Owed: $45,800.00
  Interest Rate: 1.0%
  Maturity Date: April 21, 2022
  As of 4/21/2020, no payments were due for six months and $40,800 of the loan is eligible for forgiveness according to the guidelines of the SBA PPP program.

Related Party Transactions

- Name of Entity: Northern Imagination LLC
  Names of 20% owners: Dorrian Porter
  Relationship to Company: Northern Imagination LLC is a sole member LLC in which Dorrian Porter, the majority shareholder of Vestaboard, is the sole member.
  Nature / amount of interest in the transaction: In April 2016 Vestaboard, Inc. entered into a Line of Credit Agreement with Northern Imagination LLC whereby Vestaboard was enabled to borrow up to $200,000 from Northern Imagination LLC via promissory notes. The Agreement was amended December 2017 and terminated on April 2019.
  Material Terms: From April 2016 until April 2019 Vestaboard borrowed and repaid a total of $217,723.66 (including accrued interest on any amounts outstanding under the promissory notes calculated at a rate of 7.5%). As of April 2019 Vestaboard no longer owed any amounts to Northern Imagination.

- Name of Entity: Dorrian Porter
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018, except the interest payable to Northern Imagination LLC pursuant to the Line of Credit Agreement which has since been terminated.
  Material Terms: Between the period April 1, 2019 and December 31, 2019 the Company advanced as a loan to Mr. Porter a total of $142,000 at a rate of annual interest of 3% calculated daily, of which $30,000 was repaid to the Company by

Mr. Porter during 2019. On December 31, 2019 the Company forgave all but $3,000 of the amount outstanding equal to $110,208.92, including interest of $1,208.92. Between the period January 1, 2020 and November 30, 2020 the Company has advanced as a loan to Mr. Porter a total of $325,000 (including the $3,000 outstanding as of December 31, 2019) at a rate of annual interest of 3% calculated daily and due to be repaid not later than December 2022. The Company is expected to make an offer of employment and compensation offer to Mr. Porter as CEO in December 2020.

Valuation

Pre-Money Valuation: $14,317,333.70

Valuation Details:

The valuation of the Company has been determined taking into account the following information:

1. The Company's completed offer of securities to arms-length third party accredited investors between August 1, 2020 and October 31, 2020 of $2,885,000 at the same pre-money valuation of $9,392,500 million it had originally selected for this offering. In addition, the Company converted $1,050,000 in SAFE instruments at certain discounts. Since the initial launch of this offering in June, the company converted SAFE instruments and the pre-money valuation has been updated to factor in the new outstanding shares.

2. The Company's $4.3 million in reservations it had received as of May 31, 2020, for which it had received $3.2 million in cash deposits. As of October 31, 2020, the Company had received a total of $5.5 million, for which it had received $4.4 million in cash deposits.

3. Because private company valuations are driven in part by the activity in the public markets, we considered a study by Preferred Return, a valuation company, which using used a construction of a basket of ~60 U.S.-headquartered tech companies that are public as of June 30, 2019, that the Median Enterprise Value to Sales ("EV/Sales") of 2.0 for Electronic Companies (see https://preferredreturn.com/blog/public-tech-company-valuation-multiples-2015-2019/)

4. Because private company valuations are driven in part by the activity in the public markets, we considered a study by Preferred Return, a valuation company, which used a construction of a basket of ~60 U.S.-headquartered tech companies that are public as of June 30, 2019, that the Median Enterprise Value to Sales ("EV/Sales") of 2.0 for Electronic Companies (see https://preferredreturn.com/blog/public-tech- company-valuation-multiples-2015-2019/).

5. The average pre-money valuation for seed stage technology companies observed and published by the law firm Cooley LLC, which averaged $9.7 million in April 2020.

6. The Company has not sought or obtained an independent valuation of the Company and is basing its valuation on the above reference points only.

The company determined its valuation internally. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock. The pre-money valuation does not take into account any convertible securities currently outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.82 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  16.5%
  We will use funds to help fulfill customer orders with additional payments to the factory.

- *Company Employment*
  80.0%
  We will use the funds to pay existing employees.

If we raise the over allotment amount of $999,997.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  We will use the funds to acquire new customers primarily through online channels.

- *Operations*
  50.0%
  We will use the funds to support the manufacturing and delivery of product to existing customers.

- *Company Employment*
  21.5%
  We will use funds to employ existing and new employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.vestaboard.com (www.investor.vestaboard.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vestaboard

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vestaboard, Inc.

[See attached]

VESTABOARD, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 1, 2020

To: Board of Directors, Vestaboard, Inc.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of Vestaboard, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


VESTABOARD, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	80,325	$	77,622
Other current assets		2,639		11,185
Total current assets		82,964		88,807
Fixed assets, net of accumulated depreciation		3,813		1,653
Security deposits		0		1,570
Total Assets	$	86,777	$	92,020
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	286,841	$	100,700
Accrued expenses		24,994		21,665
Unearned revenue		2,531,002		1,389,720
Total Current Liabilities		2,842,837		1,512,085
Intercompany payable		0		33,384
SAFE instruments		1,050,000		566,269
Total Liabilities		3,892,838		2,111,738
OWNERS' EQUITY				
Common Stock		1,233		1,008
Retained deficit		(3,807,293)		(2,020,726)
Total Owners' Equity		(3,806,060)		(2,019,718)
Total Liabilities and Owners' Equity	$	86,777	$	92,020

VESTABOARD, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues	$ 4,950	$ 27,010
Less: Cost of goods sold	2,018	5,576
Gross profit	2,932	21,434
Operating expenses		
General and administrative	564,594	362,583
Research and development	928,602	606,118
Sales and marketing	297,512	349,185
Total operating expenses	1,790,708	1,317,885
Net Operating Income (Loss)	(1,787,776)	(1,296,451)
Other income (loss)	0	8,000
Interest income	1,209	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,786,567)	$ (1,288,451)

VESTABOARD, INC.
STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Earnings	Total Members' Equity
Balance as of January 1, 2018	$ **500**	$ **(732,275)**	$ **(731,775)**
Issuance of stock	508		508
Net Income (Loss)		(1,288,451)	(1,288,451)
Balance as of December 31, 2018	**1,008**	**(2,020,726)**	**(2,019,718)**
Issuance of stock	225		225
Net Income (Loss)		(1,786,567)	(1,786,567)
Balance as of December 31, 2019	$ **1,233**	$ **(3,807,293)**	$ **(3,806,060)**

VESTABOARD, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (1,786,567)	$ (1,288,451)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	1,639	1,192
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	8,546	(1,435)
(Increase) Decrease in security deposits	1,570	0
Increase (Decrease) in accounts payable	186,141	58,292
Increase (Decrease) in accrued expenses	3,321	21,665
Increase (Decrease) in unearned revenue	1,141,282	1,316,127
Net cash used in operating activities	(445,638)	107,390
Investing Activities		
Purchase of fixed assets	(3,809)	(2,594)
Net cash used in operating activities	(3,809)	(2,594)
Financing Activities		
Pay down of intercompany payables	(33,384)	(166,622)
Proceeds from issuance of SAFE instruments	483,731	125,000
Proceeds from issuance of stock	225	508
Net change in cash from financing activities	450,572	(41,114)
Net change in cash and cash equivalents	2,703	64,632
Cash and cash equivalents at beginning of period	77,622	12,990
Cash and cash equivalents at end of period	$ 80,325	$ 77,622

VESTABOARD, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Vestaboard, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of their smart messaging display product. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

Since Inception, the Company is a development stage and has relied on securing loans, issuing SAFE instruments and pre-sales to fund its operations. As of December 31, 2019, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and Rule 506(c) accredited investor offering (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $80,325 and $77,622 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company had net fixed assets of $3,813 and $1,653, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its smart messaging display product to customers and records those revenues as products are shipped.

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability. As of December 31, 2019 and 2018, the balance of unearned revenue of the Company totals $2.5 million and $1.4 million, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 the Company did not have any material accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – UNEARNED REVENUE AND PRE-SALE PROCEEDS

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability until the product is delivered. As of December 31, 2019 and 2018, the balance of unearned revenue of the Company totaled $2.5 million and $1.4 million, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018 and 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has a single class of stock. Investor funds have been raised through the issuance of SAFE instruments, however, per guidance from the US Securities and Exchange Commission, those instruments are recorded as a liability of the Company (as they are not instruments indexed to the stock of the Company as required by ASC 505). The Company has issued a total of $1,050,000 and $566,269 worth of SAFE instruments as of December 31, 2019 and 2018, respectively.

The SAFE instruments provide for the automatic conversion to equity at a predetermined market valuation upon a liquidity event such as a capital raise, acquisition or public offering. Approximately two-thirds of the SAFE instruments issued by the Company have a market cap of $4,000,000 and the remainder of the SAFE instruments have a market cap of $6,500,000.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – RELATED PARTY TRANSACTIONS

Mr. Dorrian Porter is the majority shareholder of the Company. Northern Imagination LLC is a single member LLC in which Mr. Porter is the sole member. In April 2016 the Company entered into a Line of Credit Agreement with Northern Imagination LLC whereby the Company was enabled to borrow up to $200,000 from Northern Imagination LLC via promissory notes. The Agreement was amended December 2017 and terminated on April 2019. From April 2016 until April 2019 the Company borrowed and repaid a total of $217,723.66 (including accrued interest on any amounts outstanding under the promissory notes calculated at a rate of 7.5 percent). As of April 2019, the Company no longer owed any amounts to Northern Imagination.

As founder and CEO, Mr. Porter received no compensation from the Company from 2015 to 2018, except the interest payable to Northern Imagination LLC pursuant to the Line of Credit Agreement which has since been terminated. In 2019, the Company agreed to advance funds (up to a maximum of $150,000) to Mr. Porter for the following 12-month period as a loan, which could be forgivable taking into account compensation paid to Mr. Porter, if any. In 2019 the Company advanced to Mr. Porter an actual net amount of $110,208.92 as of December 31, 2019, including interest receivable. On December 31, 2019, the Company forgave 100 percent of the amount outstanding to Mr. Porter, including interest receivable. Mr. Porter received no other compensation from the Company in 2019.

As these transactions represent arrangements among related parties, there is no guarantee that the terms, conditions, prices or interest rates represent market or arm's-length amounts.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal.

Anticipated Rule 506(c) Accredited Investor Offering
The Company is offering (the "Rule 506(c) Offering") up to $2,430,000 of securities during 2020 to raise funds for continued operations.

Management's Evaluation
Management has evaluated subsequent events through July 1, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Vestaboard, Inc.

Inspire From Anywhere

VESTABOARD

Website San Francisco, CA

TECHNOLOGY CONSUMER PRODUCTS

Vestaboard is a smart messaging display that can be controlled from anywhere. We have totally reimagined the design of a split-flap display you might have seen in a European train station, bringing it into the 21st century. Vestaboard can receive automated updates from many of your favorite apps via IFTTT, including Calendars, Slack, Teamsnap, Alexa or Google Home, and can support enterprise-level solutions via our API.

$87,799 raised

62 Investors	$14.3M Valuation
$1.70 Price per Share	$498.10 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 5 Comments

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Reasons to Invest

- We've received $5.9 million in reservations by selling out our first production run of 3,000 Founding Edition units.
- We closed a $3.8 million Series Seed Preferred financing between August and October 2020, and we have a vision to grow a large company with our flagship product, software and future products.
- We began mass production in November 2020 and delivery of our Founding Edition units is underway. We expect to produce approximately 500 units per month of the Founding Edition.

Bonus Rewards

Get rewarded for investing more into Vestaboard, Inc.

$500+

Investment

First Volume Tier

Invest $500: receive recognition fo and / or your family members by r on the Founder's Vestaboard main by Vestaboard at its offices and

month of the Founding Edition.

"Inspire from Anywhere"


VESTABOARD

**Please refer to our image disclaimer at the end of our campaign for further details.*

THE PROBLEM

Our devices and minds are saturated by the chaos of digital communication

We're at our best when we feel connected and inspired by each other. But we are overwhelmed with constant messages and notifications, making it harder than ever to stay connected with each other, let alone inspired to create new things. That's why we created Vestaboard, a beautiful smart messaging display you can control by mobile app that puts shared messages front and center with your favorite people. With Vestaboard, you can inspire from anywhere by easily sending messages that amplify your voice and create delightful moments of connection for others.



celebrating Vestaboard owners an
customers. See more in terms bel

$2,000+
Investment

Second Volume Tier

Invest $2,000 -receive founding cu
benefits if you also become a Vest
customer. See more in terms belo

$10,000+
Investment

Third Volume Tier

Invest $10,000 or more and we wil
one Vestaboard unit to your favori
profit through our 1 in 100 Progra


MOSTLY SUNNY TODAY!
WITH A HIGH OF 70F
AND A LOW OF 50F.

THE SOLUTION

A smart display that brings people together

Vestaboard is a modern internet-connected display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments.


ASHLEY'S DAY
SCIENCE: MYSTERY DIRT
MATH: METRIC VOLUMES
SOCIAL: LIBERTY KIDS!
WRITING: FANTASY.

**Please refer to our image disclaimer at the end of our campaign for further details.*

A tactile experience in a world of digital displays


THE MEDIUM IS
THE MESSAGE.
0:00

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THE MARKET

A product in a large and fast-growing market which can be used in almost every segment

According to business research firm Markets and Markets, the global smart display and smart digital signage market is expected to grow from USD $861 million in 2018 to USD $6.6 billion by 2025, at a CAGR of 34.0%.

The market for smart displays and signage is in its infancy and the market segments that can and will benefit from smart displays are very large. Vestaboard's target markets include:

- **Homes** - While Vestaboard is priced for modern, more affluent homes, based on our analysis we estimate there are at least 3 million homes in the United States valued at $1 million or more, meaning a target market potential of $6.75 billion.
- **Businesses** - This includes targeted workplaces in offices, hospitality, retail, health services, educational institutions and real estate development firms. Based on our analysis, we estimate there are 21 million locations that operate in these areas in the United States across small, medium and enterprise businesses.



Global smart display and digital signage market

Smart display TAM
$800 million
in 2018 when Amazon introduced Echo Show

Smart display TAM
$6.6 billion
forecasted in 2025

Target Markets



Home

Target Market Potential

$6.6B



Businesses

Potential Locations

21M

Target Markets are based on Vestaboard's analysis of publicly available data relating to homes and businesses across the U.S.

OUR TRACTION

With millions of dollars in preorders, we have begun mass production


VESTABOARD
0:00

**Please refer to our image disclaimer at the end of our campaign for further details.*

Vestaboard has amassed $5.9 million in pre-orders representing over 3,000 units sold to customers, including from well-known companies and individuals, and we are now in production. We estimate our forecasted gross margin for our product based on its average selling price in 2020 to be between 35% and 40%. For recognized revenue in 2020 and 2021, Vestaboard expects its gross margin to be lower due to incentives in place to encourage early reservations prior to 2020. Please refer to our risk factors section of our Form C and our forward-looking information legend at the end of this page.

In December 2019 and January 2020, we manufactured 17 units for engineering validation testing. During June we manufactured 51 units for design validation testing and 21 of these first units were shipped to customers in the month of August. We moved to mass production in early November, and we estimate building approximately 500 units per month with no further material design changes.


$5.9 million
in pre-orders
R&D
Prototyping
Tooling
Molding

✓ Supplier Sourcing ✓ Validation testing

WHAT WE DO

Connecting families, co-workers & guests like never before



*Please refer to our image disclaimer at the end of our campaign for further details.

Vestaboard can be used at home to create art, share messages with loved ones, post words of inspiration, and help with organization. It can also be used at work to keep team members and customers in sync and up-to-date. Our mobile app makes communication easy, allowing you to update your Vestaboard from anywhere in the world and send pre-scheduled messages. Additionally, via IFTTT.com Vestaboard can be connected to your Alexa or Google Home and can receive automated updates from your favorite apps, such as calendars, Slack, Teamsnap and more.



Update from anywhere



Use our mobile apps on iOS & Android to control your Vestaboard from anywhere, subscribe to popular content or pre-schedule messages.
"And in the end the love you take is equal to the love you make."
Beatles lyrics - View
Vestaboard Quote of the Day - Edit

Sync with your favorite apps

Vestaboard easily connects to hundreds of services for automated updates.















"Show calendar"
Works with Alexa & Google Home.
9:00 ASHLEY GYMNASTICS
10:00 PILATES CLASS
11:50 ZUNI CAFE
3:30 KATE PIANO

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THE BUSINESS MODEL

Direct to customers

Our direct to customer model currently operates through vestaboard.com. We make direct to business sales, as well, by marketing and selling our product to key decision-makers at offices, retail, hospitality, health services, education, real estate and property development companies. We also plan to build channel and sales relationships to reach customers through home and commercial technology integrators, architects & designers or international partners.

We plan to offer a mobile app and web service for free. We also plan to offer premium software access in the future, creating a potential stream of recurring

premium software access in the future, creating a potential stream of recurring revenue attached to Vestaboard. Even in the case of sales of Vestaboard via third parties, we expect to have a direct to end customer relationship through our mobile app and web service.

We believe our cloud and mobile software platform will be a significant source of growth for the Company in the future as we are able to add new devices in addition to our flagship models of Vestaboard.


Current Revenue Routes
Direct-to-consumer
vestaboard.com
Direct-to-business
Offices/Hospitality
Retail
Health services
Education
Real estate co.
Future Revenue Routes
Premium software access
Mobile app
Web service

HOW WE ARE DIFFERENT

Vestaboard is not a screen but syncs with your favorite apps



Please refer to our image disclaimer at the end of our campaign for further details.

We have created a versatile product that can be used in a wide variety of settings. Unlike traditional display signage, Vestaboard carries a unique and modern design that amplifies or complements any interior environment.



Please refer to our image disclaimer at the end of our campaign for further details.

Vestaboard is accompanied by a suite of cloud and mobile software tools to control Vestaboard out of the box and allowing it to be updated from anywhere by individuals or team members. With a focus on messaging and information, its uses range from an inspiring message or family calendar inside the home to a menu display board or guest messaging system inside a business.

Vestaboard's application programming interface (API) allows third party development on Vestaboard, opening up the possibilities for an ecosystem of applications for our customers.


Home
Art, inspiration & organization in a single frame.
0:00

**Please refer to our image disclaimer at the end of our campaign for further details.*

THE VISION

On a mission to grow, to connect and inspire more people

Our company's purpose is to connect and inspire people with Vestaboard, and we have a roadmap of products that extends far beyond our flagship product.


THERE ARE NO
PASSENGERS ON
SPACESHIP EARTH.
WE ARE ALL CREW
-MARSHALL MCLUHAN

Our vision is to grow a large business that connects and inspires more people. Here's our plan:

1. **Bring Vestaboard to the world** as a unique and well-loved flagship product - we believe in the coming 24-36 months we can sell and deliver tens of thousands of units resulting in growth for the business

2. **Deliver great cloud and mobile software** - our cloud and mobile app will offer smart, automated and community-driven features for free and for a fee, building a platform for even greater engagement and possibilities

3. **Launch more affordable devices** that use our cloud and mobile software - we will use our design, hardware and software experience to produce more products that inspire and connect others, thereby substantially growing our community and strengthening our direct to customer business model with even more recurring revenue possibilities



Please refer to our image disclaimer at the end of our campaign for further details.

OUR TEAM

An experienced team where passion meets creativity

Our leadership, key members and advisors have worked on hardware and software development for decades.



WHY INVEST

We are ready to take our company to the next level

Vestaboard is on a mission to connect and inspire people in a large and growing market for digital and smart home displays. With just $3.8 million in capital raised, Vestaboard has amassed $5.9 million in reservations for its first and flagship product Vestaboard, delivered the first 21 units to its earliest customers and commenced mass production. The Company has completed design, prototyping, research and development for the product, and is actively working with a partner factory to assemble Vestaboard based on all parts and components that we have helped source and price, with customer shipments of hundreds of units already en route to homes and businesses. With these milestones under our belt, Vestaboard has begun mass production and is ready to change the way people connect and communicate with one another around the world.


EVERYTHING YOU CAN
IMAGINE IS REAL
PABLO PICASSO
0:00



**Please refer to our video disclaimer at the end of our campaign for further details.*

Photos and Video Disclaimer.

There are photos and video of an actual manufactured Vestaboard on this page, but some of the photos and video on this page show a rendered or simulated product, or of our original prototype. We believe all images and video are an accurate portrayal of the final product, except to note that the actual manufactured Vestaboard has 6 rows, 132 characters and not 7 rows, 163 characters.

Vestaboard is incorporated
Vestaboard is incorporated
August 2015
Design Patent Issued
Design patent issued by the USPTO
November 2017
CES Preview
Previewed Vestaboard concept at CES in Las Vegas
January 2018
Manufacturing process begins
First manufactured Vestaboard "Bit" (character unit)
August 2019
Manufactured 17 Vestaboards
First run of 17 manufactured Vestaboards, comprised of 2,244 Bits
December 2019
Design Validation Testing
Second run of 52 manufactured Vestaboard units, comprised of 6,684 Bits
June 2020
First deliveries
Our very first deliveries to customers of some of our DVT units
August 2020
Commenced Mass Production
Begin mass production of Vestaboards
November 2020
3,000 Founding Edition units sold out
3,000 Founding Edition units sold out
November 2020

Meet Our Team



Dorrian Porter
Founder and CEO

Dorrian envisions Vestaboard as a leader in smart displays that exists to connect and inspire people. Prior to Vestaboard Dorrian co-founded and ran two companies that delivered software as a service, one of which pioneered e-commerce in higher education and one in mobile marketing around music and live events.





Ian Guyer
Asia-Pacific Operations

Ian was the first employee at Vestaboard and has a background in computers, electronics, design, QA and operational roles. He oversees everything production-related to Vestaboard, working closely with the engineering team, factory, and suppliers to deliver Vestaboard according to the design intent. Ian worked with



Faiza Hassan
Product Design

Faiza has worked on Vestaboard as an independent contractor since the Company's inception in 2015, leading and overseeing all aspects of design and function of Vestaboard as a hardware device. Previously Faiza worked on the first generation of the Amazon Echo and related products at Amazon, and prior to that spent over ten years as a



Steve Zadesky
Advisor to CEO

Steve is an advisor to the CEO and is currently advising and investing in a number of startups across many hardware spaces. At Apple he was lucky enough to help build and lead the teams for the first iPod, first iPhone, as well as hundreds of Apple accessory products. He was responsible for a wide range of large engineering



Aaron Clark
Revenue and Operations Advisor

Aaron is an advisor to the CEO and an independent contractor in areas of revenue and operations. Aaron worked with our CEO at a previous company and has a long experience with start-ups, business development and operations. We expect to work with Aaron closely in the future, which may extend to employment.

our CEO on other projects prior to full-time employment at Vestaboard.



product designer and mechanical engineer at Dell and Pump Studios. We expect to work with Faiza closely in the future, which may extend to employment.



organizations including Material Science, EE, Product Design, Project Management, Acoustics and Firmware, and he has over 150 issued patents where he is listed as inventor.



employment.



Matt Collier
Channel & Corporate Development Advisor
Matt has been an advisor to our CEO on channel programs, go-to-market and corporate development since 2018. Matt has scaled hardware and SaaS businesses to substantial revenue, including as SVP Channel and sales at LifeSize Communications. We expect to work with Matt closely in the future, which may extend to employment.





Chris Jelly
Software, Cloud and Architecture Advisor
Chris is an advisor to the CEO and independent contractor who oversees all aspects of our software development including technical architecture, back-end systems, web development and its connection with mobile and embedded systems. We expect to work with Chris closely in the future, which may extend to employment.





Moustafa Badawy
Software and Mobile Apps
Moustafa is a software engineer for Vestaboard who has operated as an independent contractor and employee since our inception. Moustafa oversees all mobile app development for Vestaboard and contributes to the overall software development. Moustafa is also the Founder and CTO of Rubikal, a software development firm working with Vestaboard. Moustafa worked with our CEO on two software projects prior to Vestaboard.





Dominic Monette
Embedded Systems
Dominic has worked as a full-time independent contractor for Vestaboard since February 2019. Dominic is directly building and overseeing all aspects of embedded system software development for Vestaboard. We expect to work with Dominic closely in the future, which may extend to employment.





Mark Confroy
Customer Success & Logistics Advisor
Mark is an independent contractor leading and giving shape to all aspects of customer success and logistics, including delivery of Vestaboard to customers. Mark previously worked with Aaron and Dorrian at prior companies. We expect to work with Mark closely in the future, which may extend to employment.





Kristin Keeffe
Business Development and Legal Advisor
Kristin is an independent contractor and legal advisor. She has over 20 years experience as a corporate and commercial attorney, and worked with our CEO at the same law firm (Wilson Sonsini Goodrich & Rosati in Palo Alto, California) at the start of their careers. We expect to work with Kristin closely in the future, which may extend to employment.





Zulema Payan
Customer Success
Zulema has worked as a full-time employee with Vestaboard since we publicly previewed our concept for Vestaboard for the first time at the Consumer Electronics Show in 2018. Zulema is primarily engaged with account development and management of our business customers. She has previous experience as an account manager and events.





Theresa Gadaire
Customer Success & Communications
Theresa has worked as a full-time employee with Vestaboard since 2018 and previously was an independent contractor. Theresa leads the ongoing daily engagement with our customer base, and is leading and shaping areas of customer support and experience, training and account management. Theresa has over ten years of experience in areas of customer success, account management and training.





Carolyn Nickell

Brand and
Communications

*Carolyn leads brand and
communications for Vestaboard
and has been an independent
contractor since inception of the
Company. Carolyn is an
entrepreneur and has trained as
a full-stack software engineer.
She has over ten years of
experience in marketing,
product launches and start-ups
and worked with our CEO prior
to Vestaboard. We expect to
work with Carolyn closely in the
future, which may extend to
employment.*





Rishabh Gupta

Marketing and analytics

*Rishabh leads marketing
analytics for Vestaboard and
has been an independent
contractor since 2019. He has
been helping startups succeed in
their e-commerce driven
programs and business
solutions. We expect to work
with Rishabh closely in the
future, which may extend to
employment.*





Eric Om

Software Engineer and
Web

*Eric is a software engineer for
Vestaboard who has operated
as an independent contractor
from time to time since research
began on Vestaboard in 2015.
Eric contributes in areas of web
development and analytics and
has experience as a data
engineer at other companies.
We expect to work closely with
Eric in an ongoing capacity.*





Adam Reed-Erickson

Mechanical Engineering
Consultant

*Adam Reed-Erickson is a
mechanical engineer consultant
and has been an independent
contractor to Vestaboard since
2018. He specializes in product
design and mechanical
engineering, and previously
worked at product design
consultancies including Lunar
(now McKinsey Design),
fuseproject and Lime Lab (now
PCH International). We expect to
work with Adam closely in the
future in an ongoing capacity.*





Scott Brenneman

Electrical Engineering
Consultant

*Scott is an electrical engineer
and product design consultant
and has been an independent
contractor to Vestaboard since
2018. He has a long history in
helping organizations succeed in
their electronic product design
and development programs. He
has previously worked as an
employee at Tesla, Apple and
IDEO. We expect to continue
working closely with Scott in an
ongoing capacity.*



Offering Summary

Company : Vestaboard, Inc.

Corporate Address :	1777 Yosemite Avenue, San Francisco, CA 94124
Offering Minimum :	$9,999.82
Offering Maximum :	$999,997.80
Minimum Investment Amount (per investor) :	$498.10

Terms

Offering Type :	Equity
Security Name :	Series Seed 2-C Preferred Stock
Minimum Number of Shares Offered :	5,882
Maximum Number of Shares Offered :	588,234
Price per Share :	$1.70
Pre-Money Valuation :	$14,317,333.70

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Forward Looking Information in this Campaign

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives

Invest $500 - receive recognition for you and / or your family members by name on the Founder's Vestaboard maintained by Vestaboard at its offices and celebrating Vestaboard owners and

Vestaboard maintained by Vestaboard at its offices and celebrating Vestaboard owners and customers. Choose your name, a dedication to a loved one or family member, your favorite quote / message, a moment in history to honor, or whatever you can dream of.

Invest $2,000 -receive founding customer benefits if you also become a Vestaboard customer:

*Recognition on Founders' Vestaboard described above.

*15% off future spend with Vestaboard: Whether it's your first purchase, shipping, white-glove installation, the purchase of additional Vestaboards, or any new products we introduce in the future (including individual "Bits"), you will receive a 15% Founding Customer discount whether you're buying for yourself, a friend or for your own business.

*First look at everything: We plan to make our Founding Customers aware of our special events, programs and products first, including an exclusive customer referral program that will generate further benefits.

*All perks occur when the offering is completed and only if the Investor becomes a paid customer. You are not a paid customer by participating in the offering - you must make an offer to purchase a Vestaboard on the Company's website.

Invest $10,000 or more and we will direct one Vestaboard unit to your favorite non-profit through our 1 in 100 Program.

Vestaboard has committed to delivering 1 out of every 100 units to non-profits. If you invest $10,000 or more, you will be able to direct one of these Vestaboard units to the non-profit of your choice. You will also get recognition on Founders' Vestaboard described above. And, if you become a customer, you will also receive the Founding Customer benefits.

**All incentives will be completed after the offering.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

28 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Vestaboard, Inc. offering. Here's an excerpt describing the specifics of the change:

Vestaboard, Inc. extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Vestaboard, Inc. offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

First Vestaboard Units Shipped!

5 months ago









6-16335AN
VBD Display
1 PCS
27 KGS
34

After years of research and development, our first Vestaboard units are on their way to our earliest customers. We are thrilled to celebrate this exciting milestone! These first units are the culmination of five years of extensive and meticulous design as well as rigorous and thorough engineering and production. Our earliest customers run the gamut from well-known celebrities and sophisticated art museums to cafe owners and creative leaders of their own households. We are planning to deliver a total of 2,300 Vestaboard units to customers this year.

Vestaboard Invites You to be an Owner

6 months ago

Thanks to you, our early StartEngine investors, we have already exceeded our minimum investment goal.

We invite you to invest - to be an owner of our company and help build the leader in smart messaging displays. Today we reached out to our 2000+ customers and our existing investors to share this investment opportunity. Also today, our founder, Dorrian Porter, hosted a live customer Q and A where he shared plans for delivery of Vestaboard units in 2020 and his vision for the Company.

Every StartEngine investor will receive recognition on our Founder's Vestaboard to celebrate owners and customers. Pick a favorite quotation or message, a moment in history to honor or whatever you can dream of, and it will be displayed on our Founder's Vestaboard. Take a look at the dedications from some of our Founding Customers as seen for the first time today.


TOMORROW BELONGS
TO THOSE WHO CAN
HEAR IT COMING.
-DAVID BOWIE


EVERY DAY IN SOME

```
S M A L L   W A Y   M E M O R I E S   O F
Y O U   C O M E   M Y   W A Y .
D E D I C A T E D   T O   M Y   D A D
- K E N   A U S T
```

```
B A D   D E C I S I O N S
M A K E   F O R
G O O D   S T O R I E S
```

```
B E   B R A V E ,   S U G A R
```

Welcome to Vestaboard's Regulation Crowdfunding Campaign! 🎉

6 months ago





Thank you for your interest in Vestaboard's Regulation Crowdfunding campaign! We are thrilled to see such early commitment from the StartEngine community.

We'll be announcing our campaign and inviting our customers to participate later this week. We are excited to share a little bit about our customers with you:

- We count over 2,000 incredible individuals, well-known companies and brands as our customers

- Some of our customers include Alexis Ohanian (co-founder of Reddit), venture capitalist Hany Nada (board member of Houzz, DraftKings and investor in Vestaboard) and Olle Lundberg of the highly-rated architecture practice Lundberg Design

- Vestaboard has pre-orders for 2,319 Vestaboard units as of today

- Our demand for 2020 has exceeded our planned supply, and new customers are placed on a waitlist



Our first ever live event last week was a huge success with nearly 400 attendees. You can view and share the replay at any time in our News Hub on the Vestaboard website.

WATCH OUR LIVE EVENT RECAP NOW

Keep checking back for more campaign progress and company news throughout this campaign. Please reach out to us at any time in the comments!

FOLLOW VESTABOARD

Instagram -- http://www.instagram.com/vestaboard

Twitter -- http://www.twitter.com/vestaboard

Facebook -- http://www.facebook.com/vestaboard

LinkedIn -- http://www.linkedin.com/vestaboard

END OF UPDATES

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Rod Salvador SE OWNER 5 INVESTMENTS a month ago

Hello! I work for an airport system and investors are sleeping on this. Just the opportunity in high end concessions and first class lounge and other hospitality venues alone is intriguing. You are manufacturing a prestige object around a romantic obsolete idea, much like Rolex or Omega continue to do with watches. Sitting on top of the equity stack with preferred shares is in itself a bonus. One question -- for customers, what is the recurring revenue model like (software upgrades + maintenance?) Congratulations I hope you receive adequate financing to proceed with mass production.

Li Ling Tan SE OWNER 32 INVESTMENTS 4 months ago

Interesting idea and great job on the first units!!

At MSRP $2599 per board, and production to shipping of ~3000 up till 2021. What are the projections for 2021 in terms of manufacturing and sales?

How large is the board (how many pixels and the dimensions)? Are there plans for smaller (e.g. photo frame on the desk, kind of size) or bigger/jumbo boards (for cafe/restaurants/airports)?

What are the details regarding patented issues? How many and what exactly are they? Is any of the technology (software) or components (hardware) ready or preparing to be filed for patent?

BTW, really like the "Show calendar feature", but short suggestion, pad the non time so that the colons are aligned =)

Jennifer Woo SE OWNER 10 INVESTMENTS 5 months ago

Thank you for taking the time to respond to my questions.

Following up, to what areas of the business would you direct the monies raised in this offering, or from the potential offering for accredited investors? What are the near-term challenges that you seek to overcome through the use of these monies?

Jennifer Woo SE OWNER 10 INVESTMENTS 5 months ago

I really like split-flap displays, and I like the promise of the Vestaboard. I think you've made many cogent investments in both the hardware and the software. Developing an API will unleash a lot of creative uses for the Vestaboard.

Even if the amount invested is small, I still try to vet the organizations I invest in. I therefore have two concerns to ask about, drawn from the statements found in the Offering Memorandum.

(1) The company's financial position. It's clear that the cash on hand is far dwarfed by the amount of the company's debts. Without additional capital, the company could easily go bankrupt. You may receive sufficient funds to continue to operate may receive from this offering, but if you do not, what are your plans to keep the company functioning as an operating entity? Let's say you raise $100,000 from this offering? Where will that money be directed toward?

(2) The pre-money valuation of the company is states as $10m. In that the company has significant risks in many areas-- supply chain, fulfillment, product-market fit; significant liabilities against assets; and has not produced financial documents for us to examine, it's hard to assign a fair value to the shares being offered. How would you justify the pre-money (and post-money) valuation?

I do applaud your attention to mitigating the evident risks in your supply chain and for your attention toward build quality. The product-market fit is definitely a question: I mainly perceive a Vestaboard as a luxury novelty toy, but wondering whether it could be more.

> **Dorrian Porter**   **- Vestaboard, Inc.**   5 months ago
> Hi Jennifer,
>
> Thank you for your detailed review and questions.
>
> 1) We do not intend to rely solely on this offering as a source of future funds. Our business operations rely both on our ongoing sales efforts and access to capital, which includes available and possible new sources of credit, a simultaneous accredited investor offering we are undertaking and this StartEngine / crowd equity offering. On Thursday we reported to our customers that over 50 customers have expressed interest in our accredited investment offering, and that we have already received significant commitments (currently non-binding commitments) from our existing and new accredited investors for such an investment round. We will update the disclosure with any new accredited investment round we formally close. In the unlikely event we were to close on the StartEngine offering without closing an accompanying accredited investment round, we would ensure our disclosure as to use of funds and risks were adequately conveyed to investors, along with the filing of our financial statements.
>
> 2) I hope you were able to review our rationale for the pre-money valuation in our offering memorandum. In addition to the factors mentioned there, we believe that our $4.3 million in pre-orders (which will be updated to reflect June and July sales prior to closing) combined with our plan to recognize significant revenue from those pre-orders in 2020 makes us unique relative to many other crowd equity offers which have sought significantly higher valuations with much less sales traction. In addition, regarding post-money valuation we are one of the very few crowd-equity offerings we have seen that is offering preferred stock to crowd equity investors. The preferred stock means that common stockholders (including me as founder) would only receive funds for my common stock from a sale or other liquidity event after the preferred stockholders (including StartEngine investors) saw at least a return of their funds invested. I believe the benefit of the preferred stock gives some "downside protection" when considering the valuation relative to other crowd equity investments.

ANIL POTU   `SE OWNER`   `11 INVESTMENTS`   5 months ago
how much is invested into this company by the people running the company or internal staff so far
atleast by what percent

Doug Muraski   `10 INVESTMENTS`   6 months ago
500 is not a viable number sorry especially in this environment, your setting the bar to high to early, it's a great idea but it's to much to ask for I wish you good luck.

Dorrian Porter - **Vestaboard, Inc.** 6 months ago
Thanks for the comment and feedback Doug. We responded to the same concern below and appreciate the perspective. Please consider following along the campaign as it advances in the coming weeks, and to follow the company for the long term as we consider that in the future.

Randy Wexler SE OWNER 37 INVESTMENTS 6 months ago
Hi, I'd like to know a little more about the technology. Obviously, the board itself requires an internet connection. Are there plans to incorporate 5G? One of the most obvious sectors to me would be to target local state's Department of Transportation, Highway Departments, Law Enforcement, Construction Sites, or other sectors that would benefit from dynamically placed field locations.

Dorrian Porter - **Vestaboard, Inc.** 6 months ago
Hi Randy - we are offering only a wi-fi connection for the initial release of Vestaboard but would consider 5G in the future, if not for this device than for future devices related to our product roadmap. Your ideas for the potential applications are fantastic. We've delivered an aesthetic design which may or may not appeal to some of the sectors you've identified, but we see how smart messaging displays could have a huge impact there. As we roll out the units to our initial customers we will work with them to identify suitable large scale applications. We do have at least one customer ranked in the Fortune Global 500 who operates in the transportation sector.

Leonardo Lee SE OWNER 32 INVESTMENTS 6 months ago
Hi. What are your revenue goals (not projections) for the next 5 years?

Dorrian Porter - **Vestaboard, Inc.** 6 months ago
Thanks for the question Leonardo. Above we reference our belief that we can sell and deliver tens of thousands of units for our flagship product in the coming 24-36 months (with an MSRP of $2599). We also reference our goals to build recurring software revenue and introduce more affordable devices. We will consider as a team to provide a more direct answer to your 5 year question and let you know if we update the disclosure.

W Kim Colich SE OWNER 52 INVESTMENTS 6 months ago
Hi,
I'm wondering, why have you set the bar so high for including the "small investors" in your CF campaign? I dare say the majority of folks who have now entered the crowdfunding possibilities for investing in startups earn less than $100,000/ year and are thus handicapped by the 5% rule as it currently stands. When you set your minimum at $500 you are forcing many of us to decline this offer, who are otherwise wanting to participate, simply because we are not great at "stock picking" and we can invest in 20 startups with a minimum of only $200, vs only being able to invest in 8 startups whose minimum is $500. This seems rather counterproductive on your part (and on the part of other startups that choose such a high minimum) as per the tables below:

Income Range SEC % allowed $ Ceiling for CF Investments No of Startups @ $500
50,000 59,999 5% 2,500 5
60,000 69,999 5% 3,000 6
70,000 79,999 5% 3,500 7
80,000 89,999 5% 4,000 8
90,000 99,999 5% 4,500 9

Income Range SEC % allowed $ Ceiling for CF Investments No of Startups @ $200
50,000 59,999 5% 2,500 12
60,000 69,999 5% 3,000 15
70,000 79,999 5% 3,500 17
80,000 89,999 5% 4,000 20
90,000 99,999 5% 4,500 22

I like what I see, but I'm not willing to wager $500 on this startup. Why have you chosen such a high minimum? Why choose to introduce a barrier rather than making your offer inviting to the small investor? Thanks for your response. Blessings small investor. Thanks for your response. Blessings

Dorrian Porter *- Vestaboard, Inc.* 6 months ago
Hi Kim - thank you for your comment. I appreciate that a $500 minimum may be discouraging to many potential investors and that it is wise for investors to invest across a portfolio of companies. You have also provided great data to support this idea. In our case I made the decision to set $500 as a means to achieve our capital raising goals in an efficient way based on what I have observed about crowdfunding equity to date. Since crowdfunding equity is relatively new it is not hard to agree with the logic you have outlined, but it is more difficult to judge how best to reach investors, the cost of reaching those investors and what thresholds can best support an offering. Since we have an expensive product we also gave weight to the potential participation of customers and what a reasonable amount relative to the cost of the product might be. If we pursue crowd equity fundraising in the future, I certainly will keep your point in mind and consider a more appealing entry point for more people as I am very much in line with the spirit of crowd equity that you are advocating.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Pitch Video #1

This is Vestaboard, a beautiful smart messaging display.

You control it with your smartphone, or from your computer.

You can use Vestaboard at home to share messages, or view your calendar. You can use Vestaboard at work to inspire your teams, or your customers.

This is Ashley, the daughter of our founder Dorrian.

Dorrian created Vestaboard because he wanted to share quotes with his kids. To inspire them when he was traveling. And he didn't want them to have just another screen.

Not that digital is all bad. The wonderful thing about technology is there's always a chance to create a bit of magic.

What's magical about Vestaboard is that it moves… it has this beautiful sound… and it's definitely not a screen.

What's happening in the world right now tells us that it can't go all digital. That the physical world is important to us too.

As a company Vestaboard will take the best of hardware and software to bring people together and build products that connect and inspire us.

Hi I'm Dorrian Porter - the founder and CEO.

Vestaboard is a smart messaging display and we are a part of a large and fast growing smart display market.

We've received millions of dollars in pre-orders, we've built an extraordinary team, we've done all the hard work to be ready for mass production, and we're about to ship Vestaboard to our first customers.

Even in a big industry, we're setting ourselves apart with gorgeous design, better software and a commitment to extraordinary products that put our customers first.

We want to deliver products that inspire people for good and we have a three part plan to build an extraordinary company.

First we're going to deliver this beautiful flagship product to our customers, and we're going to find as many customers for it as possible.

Second we'll continue to develop the software that powers Vestaboard and build a recurring revenue stream for us.

Third, we'll launch additional devices that are lower-priced and that use our software platform and because they are from Vestaboard, these products will be just as inspiring as the first.

I invite you to invest in Vestaboard and build the smart display leader that connects and inspires us.

Throughout video plays imagery of the Vestaboard.

Video #2: What We Do, Vestaboard Teaser (1:09):

As you look to the future you get to decide what you want to hold on to.

This is a Vestaboard a wonderfully mechanical display that you can control from anywhere.

It works with your favorite apps so you can stay connected to what's new, keep your team in sync, manage your schedule, or help guests find their way.

We created Vestaboard so you can connect with what matters to you.

Video #3: How We Are Different, Bould Design (1:00)

Bould design person #1

When people see it and the flat starts spinning they immediately love it and their first reaction is wow I want one.

Bould design person #2

Is the character of the product a good reflection of us as a design studio? Is it a good reflection of Vestaboard as the manufacturer, and does it also just reflect the character and the values of the people who are going to be using it?

Bould design person #1

It's a very analog tactile experience compared to a world of digital displays

Bould design person #2

Are we building something that is going to provide a great experience for years and years and years to come?

Bould design person #1

We selected the highest quality most durable materials that would be beautiful on close inspection but would fade away when seen from a distance.

Bould design person #2

Everything was prototype and tested and vetted.

Bould design person #1

We considered every aspect of the visual design and the user experience.

<u>Bould design person #2</u>

We hope that we reach a point with the design where we can't think of adding anything and we can't think of taking anything away. When we reached that point we know that we have finished.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:06 PM 08/07/2020
FILED 07:06 PM 08/07/2020
SR 20206646725 - File Number 5798155

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VESTABOARD, INC.

The undersigned, Dorrian Porter, hereby certifies that:

1. The undersigned is the duly elected and acting President of Vestaboard, Inc., a Delaware corporation.
2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 5, 2015 under the name of Vestaboard, Inc.
3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

Article I

"The name of this corporation is Vestaboard, Inc. (the "Corporation").

Article II

The address of the Corporation's registered office in the State of Delaware is Vcorp Services, LLC, 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle, Delaware 19805. The name of its registered agent at such address is Vcorp Services, LLC.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 14,783,161 shares, each with a par value of $0.0001 per share. Of these, 10,642,066 shares shall be Common Stock and 4,141,095 shares shall be Preferred Stock.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (the "Restated Certificate") may be issued from time to time in one or more series. Of the Preferred Stock, 4,141,095 shares shall be designated "Series Seed Preferred Stock," and (i) 786,480 shares of the Series Seed Preferred Stock shall be designated "Series Seed 1-A Preferred Stock," (ii) 413,439 shares of the Series Seed Preferred Stock shall be designated "Series Seed 1-B Preferred Stock," (iii) 2,352,941 shares of the Series Seed Preferred Stock shall be designated "Series Seed 1-C

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Preferred Stock" and (iv) 588,235 shares of the Series Seed Preferred Stock shall be designated "Series Seed 2-C Preferred Stock." The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and Series Seed 1-C Preferred Stock shall collectively be known as the "Series Seed 1 Preferred Stock." The rights, preferences, privileges and restrictions granted to and imposed on the Series Seed Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock and (iv) $1.70 per share for the Series Seed 2-C Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Seed Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series Seed Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock).

2. **Liquidation.**

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock and (iv) $1.70 per share for the Series Seed 2-C Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series Seed Preferred Stock then held by them; plus any declared or accrued but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the

Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

       (d)   **Certain Acquisitions.**

       (i)   **Deemed Liquidation.** For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) an equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this Section 2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 2(d)(i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

       (ii)   **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(d)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

       (A)   Securities not subject to investment letter or other similar restrictions on free marketability:

       (1)   If traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

       (2)   If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

       (3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

       (B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(d)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

       (e)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Series Seed 1 Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation

Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Restated Certificate, all notice periods or requirements in this Restated Certificate may be shortened or waived, either before or after the action for which notice is required, upon the vote or written consent of the holders of a majority of the voting power of the outstanding shares of Preferred Stock that are entitled to such notice rights.

(f) **Effect of Noncompliance.** In the event the requirements of Section 2(e) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series Seed 1 Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(e).

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Series Seed Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock and (iv) $1.70 per share for the Series Seed 2-C Preferred Stock, by the Conversion Price applicable to such shares (the conversion rate for Preferred Stock into Common Stock is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share shall be (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock and (iv) $1.70 per share for the Series Seed 2-C Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided below in Section 6(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock entitled to vote thereon, voting together as a class.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall surrender the

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certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Splits and Combinations.** The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Dividends.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(ii).

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Section 4(d).

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B)   In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C)   Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii)   **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the filing date of this Amended and Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)   **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f)   **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 2 or this Section 4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g)   **No Fractional Shares and Certificate as to Adjustments.**

(i)   No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h)   **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j)   **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5.   **Voting Rights.**

(a)   The holders of record of Common Stock and Series Seed 1 Preferred Stock, voting together as a single class, shall be entitled to elect one director of the Corporation and the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed 1 Preferred Stock and/or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock and/or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Seed 1 Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed 1 Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock and the Series Seed 1-C Preferred Stock shall vote together as a single class of Series Seed 1 Preferred Stock on all matters. Each holder of Series Seed 1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b)   The Series Seed 2-C Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2-C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6.   **Protective Provisions.** So long as at least 1,379,412 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Series Seed 1 Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise)

without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series Seed 1 Preferred Stock, voting together as a single class:

(a)   alter or change the rights, preferences or privileges of the Series Seed 1 Preferred Stock so as to affect adversely the shares of such series;

(b)   decrease the number of authorized directors; or

(c)   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Series Seed 1 Preferred Stock.

7.   **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

(C)   **Common Stock.**

1.   **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3.   **Redemption.** The Common Stock is not mandatorily redeemable.

4.   **Protective Provision.** The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

5.   **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Article V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

Article VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

Article VII

1. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

Article VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at San Francisco, California, on August 7, 2020.


_____

Dorrian Porter, President
